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                                                                   Exhibit 23.02




                         CONSENT OF INDEPENDENT AUDITORS


To the Plan Review Committee of Citigroup Inc.:

We consent to the incorporation by reference in the Registration Statements No. 33-32130, 33-43997, 33-52027, 33-59524 and 333-25603 on Forms S-8 of Citigroup
Inc. of our report dated June 21, 2000 relating to the statements of net assets available for plan benefits of Travelers Group 401(k) Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits, for the years then ended, and the related supplemental schedule of assets held for investment purposes at end of year, which report appears in the December 31, 1999 annual report on Form 10-K/A-1 as an amendment to the 1999 Annual Report on Form 10-K of Citigroup Inc.



/s/ KPMG LLP


June 28, 2000